

July 14, 2015

<u>Via E-mail</u>
Deborah A. Vitale, President
Diamondhead Casino Corporation
1013 Princess Street
Alexandria, Virginia 22314

     Re: Diamondhead Casino Corporation
              Form 10-12G
              Filed March 31, 2015
              File No. 000-17529

Dear Ms. Vitale:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Jennifer Gowetski

                                 Jennifer Gowetski
                                 Special Counsel